UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: August 2026
Commission File Number: 001-40509

BROOKFIELD WEALTH SOLUTIONS LTD.
(Translation of registrant’s name into English)

Ideation House, First Floor
94 Pitts Bay Road
Pembroke, HM08
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F
The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-276533).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Exhibit Index

Exhibit	Description of Exhibit
99.1	Brookfield Wealth Solutions Ltd.’s interim report for the quarter ended June 30, 2026
99.2	Certification of Sachin Shah, Chief Executive Officer, Brookfield Wealth Solutions Ltd., pursuant to Canadian law
99.3	Certification of Thomas Corbett, Chief Financial Officer, Brookfield Wealth Solutions Ltd., pursuant to Canadian law

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD WEALTH SOLUTIONS LTD.
Date: August 13, 2026	By:	/s/Thomas Corbett
Name: Thomas Corbett Title: Chief Financial Officer